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                                                        SEC FILE NUMBER
                                                           000-52836
                                                          CUSIP NUMBER
                                                              N/A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
              |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR

              For Period Ended: _______________

              |_|   Transition Report on Form 10-K
              |_|   Transition Report on Form 20-F
              |_|   Transition Report on Form 11-K
              |X|   Transition Report on Form 10-Q
              |_|   Transition Report on Form N-SAR

              For the Transition Period Ended: March 31, 2008

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
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PART I -- REGISTRANT INFORMATION

Lifesciences Opportunities Incorporated
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Full Name of Registrant


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Former Name if Applicable

8500 Wilshire Boulevard, Suite 105
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Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90211
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 Persons who are to respond to the collection of information contained (05-06) in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Lifesciences Opportunities Incorporated (the "Company") is unable to file its Transition Report on Form 10-Q for the period ended March 31, 2008 (the "Form 10-Q") by the prescribed filing date of May 15, 2008. It has taken the Company longer than anticipated to complete its internal review process with respect to the Form 10-Q and its unaudited financial statements for the quarter ended March 31, 2008 due to the Company's recent change in fiscal year end. This inability to timely file the Form 10-Q could not have been eliminated by the Company without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      John P. Keefe         (310)          659-5101
      -------------      -----------   ------------------
      (Name)             (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For purposes of clarification, on February 11, 2008, DRTATTOFF, LLC, a California limited liability company ("Dr. TATTOFF(R)") merged with and into the Company pursuant to an Agreement and Plan of Merger dated September 7, 2007, as amended. The Company was a shell company with nominal assets and limited operations until the time of the merger other than issuing shares of its common stock to its original shareholders, attempting an offering pursuant to Rule 419 under the Securities Act of 1933, as amended, and conducting a private offering of shares of its common stock in January 2008. Prior to the merger, the operating company Dr. TATTOFF(R) was not a registrant and as a result, there is no corresponding quarterly information for the period ended March 31, 2007 on file at this time.

                     Lifesciences Opportunities Incorporated
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 16, 2008                 By: /s/ John P. Keefe
                                       -------------------------------------
                                       Name:  John P. Keefe
                                       Title: Chief Executive Officer,
                                              Acting Chief Financial Officer and
                                              Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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